Exhibit 99.1

Curaleaf Celebrates The Historic Start Of Adult-Use Cannabis Sales In New Jersey

Curaleaf will begin serving its first adult-use customers at its Bellmawr dispensary on April 21

WAKEFIELD, Mass., April 21, 2022 -- Curaleaf Holdings, Inc. (CSE: CURA /OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it has been approved by the New Jersey Cannabis Regulatory Commission to commence adult-use cannabis sales. Starting today, April 21, 2022, the Curaleaf dispensary in Bellmawr will begin serving adult-use customers, with Edgewater Park and Bordentown to quickly follow.

During this period of expansion, patient care for individuals licensed under New Jersey’s Medical Marijuana Program will remain Curaleaf’s top priority at all New Jersey retail locations. In anticipation of increased demand, the Company has tripled its cultivation capacity to ensure that medical patient supply is prioritized in the event of a product shortage. Additionally, Curaleaf will implement the following designated medical patient services for individuals who qualify:

●	Private consultation areas
●	Secure online ordering systems
●	Expanded parking with dedicated spots for licensed medical patients
●	Separate medical-patient only lines and check outs
●	Two hours of operation every day dedicated solely to serving licensed medical patients, totaling 14 hours each week at each dispensary.

On April 21, adult-use consumers over 21 can purchase up to one ounce of cannabis per day at Curaleaf Bellmawr located at 640 Creek Road. Adult-use customers can choose from a product assortment that includes innovative products such as Select Squeeze, a fast-acting THC beverage enhancer, as well as traditional inhalable products including Curaleaf 3.5g flower jar, the Curaleaf 1g pre-roll and Curaleaf .5g vape cartridge. Shortly after launching, Curaleaf New Jersey will also offer its expanded assortment of award-winning Select products, including Select Bites and Select Elite vape cartridges, pending regulatory approvals.

“The launch of New Jersey’s adult-use marketplace is a major step forward for the cannabis industry and it is a privilege to be among the inaugural group of licensees that will mark the beginning of the state’s adult-use market,” said Joe Bayern, CEO of Curaleaf. “Our local teams look forward to building strong relationships with new consumers while deepening our ties with the medical community. Providing top-tier medical patient care remains our main priority and we have adopted considerable safeguards to make sure they can seamlessly access products to find relief. We thank you for your continued support as we join the state of New Jersey on this historic journey.”

As New Jersey’s cannabis market continues to evolve, Curaleaf will maintain a direct line of communication with members of the local medical cannabis community. For more information on Curaleaf’s locations, patient resources and products in New Jersey, please visit www.curaleaf.com/dispensary/new-jersey.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 128 dispensaries, 26 cultivation sites, and employs over 5,600 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning Curaleaf's adult-use license in the state of New Jersey. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com